* KH 2/15



11015598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York, (City) New York (State) 10281-1008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Abbuhl (303) 768-2896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700 Denver, CO 80202-3499
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/16

OATH OR AFFIRMATION

I, Tim Abbuhl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CO, County of Arapahoe
Signed before me on this 26th day
of Jan, 2011 by
Notary Public

Notary Public

Signature

Vice President and Treasurer
Title

BROOKE BELFIORE NOTARY PUBLIC STATE OF COLORADO
My Commission Expires 7-17-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2010

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Independent Auditors' Report

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2010 in conformity with the U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 4, 2011

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2010

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	182,650
Cash segregated under federal regulations		18,186
Accounts receivable:		
Mutual fund subscriptions from broker/dealers		211,216
Redemptions from mutual funds		179,670
Distribution and service plan fee receivable		75,906
Other		675
Other assets		436
Income taxes receivable		11,315
Deferred sales commissions		104,423
Total assets	$	784,477
Liabilities and Shareholder's Equity		
Liabilities:		
Subscriptions payable to mutual funds	$	229,471
Redemptions from mutual funds payable to broker/dealers		180,032
Distribution and service plan fee payable		96,119
Commissions payable		4,327
Accounts payable and accrued expenses		7,364
Accrued compensation		24,127
Payable to affiliates		30,508
Deferred income taxes		32,181
Deferred compensation arrangements		13,246
Total liabilities		617,375
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		1,023,231
Accumulated deficit		(856,159)
Total shareholder's equity		167,102
Total liabilities and shareholder's equity	$	784,477

See accompanying notes to statement of financial condition.

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds), which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI (Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Cash Segregated under Federal Regulations

Cash segregated under federal regulations represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition. The cash is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(c) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months to 6 years, depending on share class. Contingent deferred sales charges received from early withdrawal, reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2010.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(Continued)

(e) ***Fair Value of Financial Instruments***

The Company's financial instruments include cash and cash equivalents, and accounts receivable and payable. The carrying value of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature.

(f) ***Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Mutual Fund Subscriptions and Redemptions

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2010:

(a) ***Officers and Directors of the Company and Shareholders of OAC***

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) ***Payable to Affiliates***

At December 31, 2010, the Company has recorded a payable to OFI in the amount of $30,508.

(c) ***Capital Support Agreement***

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company's parent, OFI, has committed through January 1, 2012 to provide capital contributions from time to time of up to $120,000 per annum if necessary to enable the Company to continue to meet its capital requirements.

 (Continued)

(Dollars in thousands)

(d) ***Revenue Sharing and Servicing Arrangements***

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable is $200 at December 31, 2010 and is included in accounts payable and accrued expenses.

(e) ***Distribution and Service Plan Fees***

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $3,116 at December 31, 2010 and is included in distribution and service plan fee payable.

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2010 are as follows:

Deferred tax assets:		
Share-based payment arrangements	$	2,997
State net operating losses		15,516
Deferred compensation arrangements		4,605
Other		364
		23,482
Less valuation allowance		15,696
Gross deferred tax assets		7,786
Deferred tax liabilities:		
Deferred sales commissions		39,801
Other		166
Gross deferred tax liabilities		39,967
Net deferred tax liability	$	32,181

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(Continued)

(Dollars in thousands)

The total valuation allowance as of December 31, 2010 of $15,696 includes $15,516 attributable to state net operating losses that management believes may not be realized prior to their expiration. The remaining valuation allowance of $180 relates to certain other state deferred tax assets that management believes may not be realized.

As of December 31, 2010, excluding liabilities related to uncertain tax positions, $4,425 was receivable for state income taxes and $7,111 was receivable from Mass Mutual for consolidated federal income taxes.

Companies generally are required to disclose uncertain tax positions, in order to provide users of financial statements more information regarding potential liabilities. A reconciliation of the Company's beginning and ending liability for uncertain tax positions is as follows:

Balance at January 1, 2010	$	360
Gross increase – current year tax positions		261
Gross decreases – tax positions in prior periods		(400)
Balance at December 31, 2010	$	221

As of December 31, 2010, the Company's liability for interest and penalties related to uncertain tax positions was $148.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2006 and later remain open to U.S. federal income tax examination, tax years after 1999 remain open to income tax examination in New York State and New York City, and tax years after 1996 remain open to income tax examination in Colorado.

Based on current information available, the Company does not anticipate the total amount of uncertain tax positions to significantly increase or decrease within the next twelve months.

(5) Employee Benefit Plans

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on funds managed by OFI. At December 31, 2010, deferred compensation payable in the amount of $13,246 was recorded.

(Continued)

(Dollars in thousands)

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2010, the Company had net capital of $57,556 that exceeded requirements by $57,306.

(7) Litigation

In 2009, numerous lawsuits were filed as putative class actions in connection with the investment performance of certain municipal bond funds advised by OFI and distributed by its subsidiary OFDI (the Rochester Suits). The plaintiffs in the Rochester Suits raise claims under federal securities laws alleging that, among other things, the disclosure documents of these funds contained misrepresentations and omissions, that the investment policies of these funds were not followed, and that these funds and other defendants violated federal securities laws and regulations and certain state laws. The Rochester Suits have been consolidated into seven groups, one for each of the funds, and are currently pending in federal district court in Colorado. Amended complaints and motions to dismiss those amended complaints have been filed in the Rochester Suits. OFI and OFDI believe that the lawsuits are without merit, that it is premature to render any opinion as to the likelihood of an outcome unfavorable to OFI and OFDI, and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.

In 2009, several lawsuits were filed as putative class actions and derivative claims in connection with the investment performance of Oppenheimer Core Bond Fund (Core Bond Fund) and Oppenheimer Champion Income Fund (Champion Income Fund), for which OFI is the investment adviser and OFDI is the general distributor. The lawsuits raise claims under federal securities laws alleging that, among other things, the disclosure documents of these funds contained misrepresentations and omissions, that the investment policies of these funds were not followed, and that these funds and other defendants violated federal securities laws and regulations and certain state laws. The Core Bond Fund and Champion Income Fund putative class action claims have been consolidated into two groups, one for Core Bond Fund and one for Champion Income Fund, and are currently pending in federal district court in Colorado. OFI has recorded a reserve in 2010 as an estimate of the probable amount of the costs it will incur in connection with its efforts to resolve those claims. OFI also believes that any costs it will incur in resolving those claims will be covered by the proceeds of insurance policies, for which claims have been filed with the insurance carriers. Therefore, an insurance recovery has been recorded in 2010. In addition, several individual actions that had been filed in Illinois state court against OFI, OFDI and a former employee of OFI in connection with the performance of Champion Income Fund have been removed to federal district court in Illinois, and motions to transfer those cases to the federal district court in Colorado are pending. The lawsuits allege fraud, negligent misrepresentation, negligent supervision, and violations of state securities laws. OFI and OFDI believe that each of these lawsuits is without merit, that it is premature to render any opinion as to the likelihood of an outcome unfavorable to OFI and OFDI, and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.

(Continued)

Two derivative actions on behalf of two funds advised by OFI (the Funds) were filed in the United States District Court for the District of Colorado on March 19, 2010, against OFDI and certain current and former trustees of the respective Funds, alleging that as a matter of law, asset-based payments made under each Fund's Rule 12b-1 Distribution and Service Plan or by OFDI to broker dealers that are not registered as investment advisers are impermissible (*Smith, derivatively on behalf of Oppenheimer Gold & Special Minerals Fund v. OFDI et al.; Smith, derivatively on behalf of Oppenheimer Quest for Value Funds v. OFDI et al.*). On September 23, 2010, the court granted defendants' motion to transfer venue in both cases to the United States District Court for the Southern District of New York, and motions to dismiss both suits have been filed by defendants. OFDI believes that the cases are without legal merit, that it is premature to render any opinion as to the likelihood of an outcome unfavorable to OFDI and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.

OFI, OFDI and another affiliate have concluded settlements with six states – Illinois, Oregon, Texas, Nebraska, Maine and New Mexico – regarding their investigations of the management of those states' 529 college savings plans or choice of funds offered as investment options. OFI expensed amounts in 2009 related to the settlements with the foregoing states.

Two lawsuits have been filed in the Circuit Court for Santa Fe County, New Mexico which challenge the settlement discussed above regarding the New Mexico 529 college savings plan. Those suits were purportedly brought derivatively on behalf of the New Mexico Education Plan Trust. The lawsuits name various parties as defendants, including OFI and an affiliate of OFDI. OFI and the affiliate believe that the suits are without legal merit, that it is premature to render any opinion as to the likelihood of an outcome unfavorable to OFI or the affiliate and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.

OFDI and certain affiliates are involved in various other legal proceedings and regulatory matters that arise in the ordinary course of their business. In connection with informal and formal inquiries, examinations and investigations by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their regulated activities. In the opinion of management, after consultation with legal counsel, the resolution of those proceedings and regulatory matters should not have a material adverse effect on OFDI's financial position, results of operations, or liquidity.

(8) Subsequent Events

The Company evaluated subsequent events through February 4, 2011, which is the date the statement of financial condition were available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the statement of financial condition.

(Continued)

Supplemental Report on Internal Control

The Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), as of December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 4, 2011



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

February 4, 2011

OppenheimerFunds Distributor, Inc.
6803 South Tucson Way
Centennial, Colorado 80112

Ladies and Gentleman:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by OppenheimerFunds Distributor, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively referred to as the specified parties), solely to assist you and the other specified parties in evaluating OppenheimerFunds Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). OppenheimerFunds Distributor, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules (the SIPC – 12 31 2010 excel spreadsheets) and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules (the SIPC – 12 31 2010 excel spreadsheets) and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

KPMG LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022992 FINRA DEC
OPPENHEIMERFUNDS DISTRIBUTOR INC 13*13
225 LIBERTY ST. 11TH FLR
ATTN: LORI BOSTROM
2 WORLD FINANCIAL CTR
NEW YORK NY 10281-1008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tim Abbuhl, Treasurer 303-768-2896

2. A. General Assessment (item 2e from page 2) $ 6,685

B. Less payment made with SIPC-6 filed (exclude interest) (150)
July 19, 2010
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 6,535

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,535

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,535

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OppenheimerFunds Distributor, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 11 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 110,419,957
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	106,233,682
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,057,035
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	9,945
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(1,616,963)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	62,084
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	107,745,785
2d. SIPC Net Operating Revenues	$ 2,674,173
2e. General Assessment @ .0025	$ 6,685

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